601 Lexington Avenue New York, New York 10022
Joshua N. Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

July 8, 2014

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Verso Paper Corp., Verso Paper Holdings LLC and Verso Paper Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed June 24, 2014
File No. 333-193794

Dear Mr. Schwall:

On behalf of Verso Paper Corp., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 3, 2014, to Mr. Paterson, President and Chief Executive Officer of the Company, with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-4 (the “Amendment No. 3”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 5 to the Registration Statement (the “Amendment No. 5”), which reflects these revisions and updates and clarifies certain other information. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 5.

General

1.	Staff’s Comment: We noticed that Evercore Group L.L.C.’s fairness opinion, rendered December 28, 2013, is based on the assumption that “the Exchange Offer Transactions would be consummated on terms not materially less favorable to Verso than those reflected in the projected financial data prepared by the management of Verso.” Please disclose whether any material changes have occurred in the transaction terms referenced in this assumption and since the delivery of the opinion (or are anticipated to occur before the security holder meeting) such that the assumption and the related projections have been rendered invalid. In addition, advise us, with a view toward revised disclosure, whether or not any other assumptions upon which Evercore based its opinion are no longer valid. Please provide similar disclosure and/or analysis with respect to the Goldman Sachs opinion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 217 of Amendment No. 5 to confirm Verso’s management does not believe that any changes have occurred in the terms of the Exchange Offer Transactions since the date of delivery of the opinions of Evercore Group L.L.C. or Goldman Sachs (or are anticipated to occur before the Verso stockholder meeting) such that the Exchange Offer Transactions would be consummated on terms materially less favorable to Verso than those reflected in the projected financial data prepared by management of Verso and provided to Evercore Group L.L.C. and Goldman Sachs. Accordingly, Verso’s management has determined that the assumption in the opinion of Evercore Group L.L.C. and the projections prepared by Verso’s management, to the extent related to the terms of the Exchange Offers, have not been rendered invalid as a result of the terms of the Exchange Offers. The opinion of Goldman Sachs does not include an assumption with respect to the terms of the Exchange Offers included in the Evercore Group L.L.C. opinion.

2.	Staff’s Comment: Please revise your disclosure to clarify whether the number of shares of Verso common stock to be issued to the NewPage shareholders as part of the merger consideration will be based on the number of shares of Verso common stock outstanding after the conversion of the Verso Warrants to be issued to the holders of Old Second Lien Notes participating in the Second Lien Notes Exchange Offer.

Response: In response to the Staff’s comment, the Company has revised the above-referenced disclosure under the heading “Questions and Answers for Verso Stockholders” on pages 5 and 10, and “The Merger Agreement” on page 267 of Amendment No. 5.

3.	Staff’s Comment: We note that proposal 1 is seeking shareholder approval of the issuance of (a) shares of Verso common stock to the NewPage stockholders as part of the Merger Consideration pursuant to the Merger Agreement and (b) Verso Warrants to the holders of Old Second Lien Notes participating in the Second Lien Notes Exchange Offer and shares of Verso common stock issuable upon the mandatory conversion of such Verso Warrants immediately prior to the closing of the Merger and the issuance of shares of Verso common stock as part of the Merger Consideration. Please provide your analysis as to whether you are required to unbundle items (a) and (b) into two separate proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

Response: In response to the Staff’s comment, the Company has unbundled items (a) and (b) into two separate proposals in Amendment No. 5.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, P.C.

cc:	David J. Paterson

Peter H. Kesser

Robert P. Mundy